Exhibit 99.5

Interim Management Statement for First Nine Months and Third Quarter of 2011

15 November 2011- EVRAZ plc (LSE: EVR) and Evraz Group S.A. (LSE: EVRZ) (jointly referred to as “EVRAZ”) today issued a trading update for the first nine months and third quarter of 2011 for EVRAZ.

The information in this press release has been prepared in accordance with management accounting policies. Inter-company transactions have been eliminated in consolidation. This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The following results may differ from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). The numbers in this press release have not been audited or reviewed.

EVRAZ publishes consolidated financial statements prepared in accordance with IFRS for the six months ended June 30 and for the year ended December 31, in each year.

Highlights:

•        Revenue for the nine-month period ended 30 September 2011 was US$12,537 million (US$4,157 million in 3Q 2011)

•        The nine-month of 2011 Adjusted EBITDA(1) was US$2,401 million (3Q 2011 EBITDA was US$772 million) with adjusted EBITDA margin of 19.2% (18.6% in 3Q 2011)

•        Interest expense was US$551 million in the first nine months of 2011 (US$164 million in 3Q 2011)

•        Total debt as of 30 September 2011 amounted to US$7,214 million, including US$672 million of short-term loans and current portion of long-term debt

•        Cash and cash equivalents at the end of the period stood at US$578 million

•        Capital expenditures amounted to US$945 million in the first nine months 2011 (US$483 million in 3Q 2011)

•        Total steel products sales in the nine-month period ended 30 September 2011 amounted to 11.7 million tonnes (3.8 million in 3Q 2011)

•        Iron ore sales volumes including intersegment shipments totalled 15 million tonnes (4.9 million tonnes in 3Q 2011)

•        In the first nine months of 2011, coal sales including intersegment shipments were 6.9 million tonnes (2 million in 3Q 2011), including 1.4 million tonnes (0.2 million) of raw coking coal, 1.1 million tonnes of steam coal (0.4 million), 4.3 million tonnes (1.3 million) of coking coal concentrate and 0.1 million tonnes of steam concentrate (0 million)

Selected sales data:

	9M 2011		3Q 2011
	Sales volumes*, thousand tonnes	Revenue, US$ million	Sales volumes*, thousand tonnes	Revenue, US$ million
Steel products	11,708	10,094	3,762	3,390
Semi-finished products	2,728	1,750	824	546
Construction products	4,076	3,319	1,366	1,194
Railway products	1,595	1,508	527	512
Flat-rolled products	2,207	2,160	675	662
Tubular products	660	958	238	351
Other steel products	442	399	132	125
Mining products		796		236
Iron ore products	4,318	488	1,205	134
Coal	1,998	308	702	102
Coking coal	29	2	7	—
Coking coal concentrate	1,801	298	589	96
Steam coal	165	8	106	6
Steam coal concentrate	3	—	—	—
Vanadium products (metric tonnes of vanadium equivalent)	17,627	462	6,539	160
Other revenues**		1,185		371

*Inter-company volumes have been eliminated

**Including US$244 million and US$85 million of revenue from rendering of services (social, infrastructure, transportation, maintenance etc. services provided to third parties) in 9M 2011 and 3Q 2011, respectively

Outlook

The seasonal change in the product mix in favour of lower-margin semi-finished products, coupled with slightly lower prices for the main product groups due to the volatile global economic environment, is impacting EVRAZ’s performance in the fourth quarter.

We expect 4Q 2011 EBITDA to be in the range of US$500-600 million.

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(1) Profit from operations before depreciation, depletion and amortisation, impairment of assets, loss (gain) on disposal of property, plant & equipment and foreign exchange loss (gain).

For further information:

Media contact:
Oleg Kuzmin
VP, Corporate Communications
London: +44 207 832 8990          Moscow: +7 495 937 6871
media@evraz.com

Investor contact:
Alexander Boreyko

Director, Investor Relations
London: +44 207 832 8990          Moscow: +7 495 232 1370

ir@evraz.com

EVRAZ is a vertically-integrated steel, mining and vanadium business with operations in the Russian Federation, Ukraine, the USA, Canada, the Czech Republic, Italy and South Africa. In 2010, EVRAZ produced 16.3 million tonnes of crude steel and sold 15.5 million tonnes of steel rolled products. EVRAZ was ranked the 15th largest steel producer in the world based on crude steel production of 16.3 million tonnes in 2010. EVRAZ’s internal consumption of iron ore and coking coal is covered by its mining operations. EVRAZ’s consolidated revenues for the year ended 31 December 2010 were US$13,394 million and consolidated adjusted EBITDA amounted to US$2,350 million. EVRAZ plc holds 98% of Evraz Group S.A.